Exhibit 99.1
Operating and Financial Review and Prospects

OPERATING RESULTS
Trends and Factors Affecting Our Results of Operations
Our results of operations have been influenced and will continue to be influenced by the following factors:

(i)    Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.
The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2017/2018	2016/2017	% Change
	Harvest Year (1)	Harvest Year (1)	2017/2018 - 2016/2017
Corn (2)	6.0	4.4	36.4%
Soybean	3.1	0.0	100.0%
Soybean (second harvest)	0.3	0.0	100.0%
Wheat (3)	2.1	3.0	(30.0)%
Sunflower	1.8	1.4	28.6%
Rice	6.9	5.9	15.9%
Sugarcane	107.4	94.1	14.0%

(1)
The table above sets forth current yields in respect of harvest years as of March 31. The portion of harvested area completed as of March 31, 2018 was 17.3% for corn, 18.5% for soybean first harvest, 1.0% for soybean second harvest, 100% for wheat, 84.3% for sunflower and 88.6% for rice. The portion of harvested area completed as of March 31, 2017 was 6.1% for corn, 0% for soybean first harvest, 0% for soybean second harvest, 100% for wheat, 57.8% for sunflower and 93.0% for rice.

(2)	Includes sorghum, chia and peanut.

(3)	Includes barley.

(ii) Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuations. For example, between January 1, 2018 and March 31, 2018, ethanol prices increased by 1.7%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, and sugar prices decreased by 18.5%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2018 to March 31, 2018, soybean prices increased 9.8% and corn prices increased by 10.5%. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and agricultural produce to third parties.
The following graphs show the spot market price of some of our products since March 31, 2013 to March 31, 2018, highlighting the periods January 1 to March 31, 2017 and January 1 to March 31, 2018:
(iv) Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.
The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and six to seven years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Three-month period ended March 31,
	2018	2017	Chg (%)
	(Hectares)
Crops (1)	154,040	145,237	6.1%
Rice	40,279	39,728	1.4%
Sugar, Ethanol and Energy	145,518	136,384	6.7%

(1) Does not include second crop area or forage.
The increase in crop and rice production area in 2018 compared to 2017 was mainly driven by the transformation of underdeveloped hectares and by the increase in leased hectares due to higher projected margins. The increase in sugar, ethanol and energy production area in 2018 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year.

(vi) Effect of Acquisitions and Dispositions
The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During the three-month periods ended March 31, 2017 and 2018, there were no significant acquisitions or dispositions.

(vii) Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products
Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. As of today, the only product that remains subject to export taxes is soybean and its derivatives. Soybean was subject to an export tax of 35.0% between 2002 and December 2015, when it was reduced to 30.0%. The government announced that beginning in January 2018 the export tax on soybean will be gradually reduced by 0.5% per month until the export tax rate reaches 18.0%.
As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations
Each of our Argentine, Brazilian and Uruguayan subsidiaries use local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
As of March 31, 2018, the Peso-U.S. dollar exchange rate was Ps. 20.149 per U.S. dollar as compared to Ps.15.39 per U.S. dollar as of March 31, 2017. As of March 31, 2018, the Real-U.S. dollar exchange rate was R$3.3 per U.S. dollar as compared to R$3.2 per U.S. dollar as of March 31, 2017. It is relevant to remark that the Peso-U.S. dollar exhange rate was already trading at Ps. 24.84 as of May 29, 2018.
The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since March 31, 2013 to March 31, 2018, highlighting the periods January 1 to March 31, 2017 and January 1 to March 31, 2018:
Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. With the implementation of “continuous harvest”, sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” in our Form 20-F.

(xi) Land Transformation
Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Form 20-F.
The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments
Our capital expenditures during the last two years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting sugarcane and (iv) expanding and upgrading our production facilities. Capital expenditures (including both maintenance and expansion) totaled $62.7 million for the three-month period ended March 31, 2018 in comparison with $58.6 million in the same period of 2017. See also “—Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2018 in each of the countries in which we operate:

Tax Rate (%)
Argentina (1)	30
Brazil (2)	34
Uruguay	25
____________

(1)
During 2017, the Argentine Goverment introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 and 2019, and to 25% from 2020 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 and 2019, and 13% from 2020 onwards.

(2)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 33 to the Audited Consolidated Financial Statements included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ business is comprised of four reportable segments:

•
The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of milk;

•
The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of March 31, 2018, we have not yet completed the 2017/2018 harvest year crops. The harvested tons presented correspond to the harvest completed as of March 31, 2018:

	Three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)	Chg (%)
	(In thousands of $)
Sales
Farming Business	57,656	55,439	4.0%
Crops	33,701	25,196	33.8%
Soybean (1)	11,716	5,362	118.5%
Corn (2)	13,631	9,414	44.8%
Wheat (3)	5,525	9,700	(43.0)%
Sunflower	710	422	68.2%
Other crops (4)	2,119	298	611.1%
Rice (5)	15,348	19,260	(20.3)%
Dairy	8,263	10,812	(23.6)%
All other segments (6)	344	171	101.2%
Sugar, Ethanol and Energy Business	97,911	110,652	(11.5)%
Sugar	19,553	46,970	(58.4)%
Ethanol	73,788	57,279	28.8%
Energy	4,532	6,384	(29.0)%
Other (7)	38	19	100.0%
Total	155,567	166,091	(6.3)%
Land Transformation (8)	—	—	—%

	2017/2018	2016/2017
	Harvest Year (9)	Harvest Year (9)	Chg (%)
Production
Farming Business
Crops (tons) (10)	183,160	132,856	37.9%
Soybean (tons)	33,850	—	100.0%
Corn (tons) (2)	68,752	14,672	368.6%
Wheat (tons) (3)	76,280	115,336	(33.9)%
Sunflower (tons)	4,278	2,848	50.2%
Rice (11) (tons)	245,485	233,937	4.9%

	Three-month period ended March 31,
	2018	2017	Chg (%)
Processed rice (12) (tons)	47,969	57,011	(15.9)%
Dairy (13) (thousand liters)	23,322	21,629	7.8%
Sugar, Ethanol and Energy Business
Sugar (tons)	20,363	59,684	(65.9)%
Ethanol (cubic meters)	89,983	61,081	47.3%
Energy (MWh)	72,918	104,969	(30.5)%
Land Transformation Business (hectares traded)	—	—	–

	2017/2018	2016/2017
	Harvest Year	Harvest Year	Chg (%)
	(Hectares)
Planted Area
Farming Business (14)
Crops	196,139	190,173	3.1%
Soybean	81,373	84,458	(3.7)%
Corn (2)	66,185	54,461	21.5%
Wheat (3)	36,533	38,008	(3.9)%
Sunflower	2,869	5,413	(47.0)%
Cotton	3,132	2,640	18.6%
Forage	6,047	5,193	16.4%
Rice	40,279	39,728	1.4%
Total Planted Area	236,418	229,901	2.8%
Second Harvest Area	36,052	39,743	(9.3)%
Leased Area	72,157	64,223	12.4%
Owned Croppable Area (15)	124,911	120,741	3.5%

	2018	2017	Chg (%)
Sugar, Ethanol and Energy Business
Sugarcane plantation	145,518	136,384	6.7%
Owned land	8,748	9,145	(4.3)%
Leased land	136,770	127,239	7.5%

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum, chia and peanuts.

(3)	Includes barley.

(4)	Includes seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)
All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.

(7) Includes operating leases and other services.
(8) Represents capital gains from the sale of land.
(9) The table reflects the production in respect of harvest years as of March 31.

(10)	Crop production does not include 108,066 tons and 26,220 tons of forage produced as of March 31, in the 2017/2018 and 2016/2017 harvest years, respectively.

(11)
Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of our rice business.

(12)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(13)	Raw milk produced at our dairy farms.

(14)	Includes hectares planted in the second harvest.

(15)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Three-month period ended March 31, 2018 as compared to three-month period ended March 31, 2017
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated:

	Three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
	(In thousands of $ )
Sales of goods and services rendered	155,567	166,091
Cost of goods sold and services rendered	(120,948)	(139,362)
Initial recognition and Changes in fair value of biological assets and agricultural produce	16,081	17,365
Changes in net realizable value of agricultural produce after harvest	(691)	(227)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	50,009	43,867
General and administrative expenses	(15,172)	(14,017)
Selling expenses	(16,326)	(16,014)
Other operating income, net	18,936	13,272
Profit from Operations Before Financing and Taxation	37,447	27,108
Finance income	3,006	2,112
Finance costs	(28,217)	(19,442)
Financial results, net	(25,211)	(17,330)
Profit / (Loss) Before Income Tax	12,236	9,778
Income tax expense	(3,704)	(3,811)
Profit / (Loss) for the Period	8,532	5,967

Sales of Goods and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018 (Unaudited)	33,701	15,348	8,263	344	97,911	155,567
2017 (Unaudited)	25,196	19,260	10,812	171	110,652	166,091
Sales of manufactured products and services rendered decreased 6.3%, from $166.1 million during the three-month period ended March 31, 2017 to $155.6 million during the same period in 2018, primarily as a result of:

• a $12.7 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 5.9% decrease in the volume of sugar and ethanol sold, measured in TRS(*), from 271 thousand tons during the three-month period ended March 31, 2017 to 255 thousand tons during the same period in 2018; (ii) a 18.7% decrease in the price of sugar, from $442.4 per ton during the three-month period ended March 31, 2017 to $359.5 per ton during the same period in 2018 and (iii) a 42.9% decrease in the volume of energy sold, from 125.7 MWh during the three-month period ended March 31, 2017 to 71.8 MWh during the same period in 2018. The decrease in volume of sugar and ethanol sold was due to a lower inventories sell-off, of 49.2 thousand tons in 2018 compared to a sell-off of 60.9 thousand tons measured in TRS in 2017, partially offset by a 4.3% increase in milling, from 1.46 million tons during the three-month period ended March 31, 2017 to 1.52 million tons during the same period in 2018. The increase in milling was due to a 16% increase in milling efficiency, reaching 1,833 tons per hour during the three-month period ended March 31, 2018, partially offset by lower milling days during the three month period ended March 31, 2018 due to rainy weather. The decrease in the volume of energy sold was due to a 33.4% decrease in cogeneration efficiency, from 71.9 KWh per ton during the three-month period ended March 31, 2017 to 47.9 KWh per ton during the same period in 2018, which was primarily due to the fact that we adopted the strategy to redirect steam to maximize sugarcane crushing instead of using it to produce and export energy, based on current marginal prices (we took advantage of ethanol prices trading at a premium over sugar's, therefore generating a change in our production mix towards the former). These decreases were partially offset by: (i) a 4.6% increase in the price of ethanol, from $603.7 per cubic meter during the three-month period ended March 31, 2017 to $631.2 per cubic meter during the same period in 2018; and (ii) a 24.4% increase in energy prices, from $50.8 per MWh during the three-month period ended March 31, 2017 to $63.2 per MWh during the same period in 2018.

The following chart sets forth the variables that determine our Sugar and Ethanol sales:

(*) On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.

The following chart sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated:

	Three-month period ended March 31,
	2018	2017	Chg %	2018	2017	Chg %	2018	2017	Chg %
	(Unaudited)
	(In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol (M3)	73.8	57.3	28.8%	116.9	94.9	23.2%	631.2	603.7	4.6%
Sugar (tons)	19.6	47.0	(58.3)%	54.4	106.2	(48.8)%	359.5	442.4	(18.7)%
Energy (MWh)	4.5	6.4	(29.7)%	71.8	125.7	(42.9)%	63.2	50.8	24.4%
Total	97.9	110.7	(11.6)%

•
a $3.9 million decrease in our Rice segment, mainly due to a 51.6% decrease in the volume of white rice sold measured in tons of rough rice, from 60.0 thousand tons during the three-month period ended March 31, 2017 to 29.0 thousand tons during the same period in 2018. The decrease in the volume of white rice sold is explained by higher inventories build-up of 226.4 thousand tons during the three-month period ended March 31, 2018 compared to 181.4 thousand tons during the same period in 2017, partially by 4.9% higher rice production from 233.9 thousand tons of rough rice equivalent in the three month period ended in March 31, 2017 compared to 245.5 thousand tons in the same period of 2018 due to a 15.9% increase in rice yields, from 5.9 tons per hectare during the three month period ended 31 March, 2017 to 6.9 tons per hectare during the same period in 2018. The decrease in the volume of white rice sold was partially offset by a 21.7% increase in white rice prices from $274 per ton in the three month period ended March 31, 2017 to $333 per ton in the same period of 2018.

•
a $2.5 million decrease in our Dairy segment mainly caused by: (i) the sell-off of 800 tons of powder milk in inventories, at $3,325 per ton during the three-month period ended March 31, 2017 compared to nill during the same period in 2018; and (ii) a 5.3% decrease in fluid milk prices from $0.34 per liter in the three-month period ended March 31, 2017 to $0.32 per liter in the same period in 2018. These decreases were partially offset by a 7.5% increase in the volume of fluid milk sold, from 21.0 million liters during the three-month period ended March 31, 2017 to 22.8 million liters during the same period in 2018, this is attributable to a 7.8% increase in the size of the milking cow herd as part of our long-term plan of expanding our dairy segment and populate free stalls #3 and 4, which are under construction, from an average of 6,774 heads in the three-month period ended March 31, 2017 to an average of 7,302 heads in the same period in 2018.

This was partially offset by:

•
a $8.5 million increase in our Crops segment mainly driven by: (i) a 131.7% increase in the volume of soybean sold, from 16.7 thousand tons in the three-month period ended March 31, 2017 to 38.7 thousand tons in the same period in 2018; (ii) a 51.8% increase in the volume of corn sold, from 56.2 thousand tons during the three-month period ended March 31, 2017 to 85.3 thousand tons in the same period in 2018; and (iii) a 11.5% increase in wheat prices, from $152.8 per ton in the three-month period ended March 31, 2017 to $170.3 per ton in the same period in 2018. The increase in the volume of soybean sold was mainly driven by a lower inventories build-up, from 37.6 thousand tons during the three-month period ended March 31, 2017, to a build-up of 8.5 thousand tons during the same period in 2018. The increase in the volume of corn sold was mainly driven by an increase in planted area due to crop rotation and higher projected margins. These increases were partially offset by a 49.1% decrease in the volume of wheat sold, from 63.5 thousand tons during the three-month period ended March 31, 2017 to 32.3 thousand tons during the same period in 2018; mainly due to a 31.1% decrease in wheat yields, from 3.0 tons per hectare during the three month period ended March 31, 2017 to 2.1 tons per hectare during the same period in 2018.

	Three-month period ended March 31,
	2018	2017	Chg %	2018	2017	Chg %	2018	2017	Chg %
	(Unaudited)
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	11.7	5.4	116.7%	38.7	16.7	131.7%	302.6	321.7	(5.9)%
Corn (1)	13.6	9.4	44.7%	85.3	56.2	51.8%	159.4	167.3	(4.7)%
Wheat (2)	5.5	9.7	(43.3)%	32.3	63.5	(49.1)%	170.3	152.8	11.5%
Others	2.8	0.7	300.0%
Total	33.7	25.2	33.7%
____________

(1) Includes sorghum.
(2) Includes barley.

Cost of Goods and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018 (Unaudited)	(33,996)	(16,457)	(8,040)	(220)	(62,235)	(120,948)
2017 (Unaudited)	(25,136)	(17,436)	(10,485)	(56)	(86,249)	(139,362)
In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”. When the agricultural produce is sold to third parties, we do not record any additional profit as the gain or loss has already been recognized.
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy and white rice), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.
Cost of manufactured products sold and services rendered decreased 13.2%, from $139.4 million during the three-month period ended March 31, 2017 to $120.9 million during the same period in 2018. This decrease was primarily due to:

•
a $24.0 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) the 5.9% decrease in the volume of sugar and ethanol sold measured in TRS; and (ii) a lower unitary cost in dollar terms due to (a) 92.1% less cane purchases from third parties, from 221.9 thousand tons in the three month period ended March 31, 2017 to 13.7 thousand tons in the three month period ended March 31, 2018 due to higher sugarcane yields achieved in our plantations, and (b) the depreciation of the Brazilian Real during the three-month period ended March 31, 2018 as compared to the same period in 2017.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018 (Unaudited)	17,894	10,622	2,250	(185)	(14,500)	16,081
2017 (Unaudited)	11,897	6,022	1,941	184	(2,679)	17,365

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 7.4%, from $17.4 million during the three-month period ended March 31, 2017 to $16.1 million during the same period in 2018. The decrease was mainly due to:

•
A $11.8 million decrease in our Sugar, Ethanol and Energy segment from a loss of $2.7 million during the three-month period ended March 31, 2017 ($10.0 million of which were unrealized) to a loss of $14.5 million during the same period in 2018 (which includes $15.3 million of unrealized losses). This decrease was mainly due to:

- a $6.5 million decrease in the recognition at fair value less cost to sell of harvested sugarcane at the point of harvest, from $7.4 million during the three-month period ended March 31, 2017 to $0.8 million during the same period in 2018 due to the 18.7% decrease in sugar prices, partially offset by a 14.0% increase in sugarcane yields, from 94.1 tons per hectare in the three-month period ended March 2017 to 107.4 tons per hectare in the same period of 2018, which allowed us to harvest a smaller area in order to mill the same amount of cane.

- a $5.2 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $10.1 million during the three-month period ended March 31, 2017 to a loss of $15.3 million in the same period in 2018, mainly generated by a decrease in projected sugar prices for the following 12-months.

Partially offset by:

•
A $6.0 million increase in our Crops segment from $11.9 million during the three-month period ended March 31, 2017 (of which $10.0 million were unrealized) to $17.9 million during the same period in 2018 (of which $13.8 million were unrealized). This increase is primarily due to:

-
an increase of $6.1 million in the recognition at fair value less cost to sell of harvested crops, from $1.3 million in the three-month period ended March 31, 2017 to $7.4 million in the same period in 2018, mainly due to higher commodities prices at the moment of harvesting coupled with lower costs in dollar terms due to the Argentine Peso depreciation.

•
A $4.6 million increase in our Rice segment, due to an increase in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from $6.0 million during the three-month period ended March 31, 2017 (of which $5.7 million were unrealized) to $10.6 million during the same period in 2018 (of which $10.6 million were unrealized), mainly explained by the 15.9% increase in yields, coupled with lower costs in dollar terms, due to the Argentine Peso depreciation.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018 (Unaudited)	(691)	—	—	—	—	(691)
2017 (Unaudited)	(227)	—	—	—	—	(227)

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased from a loss of $0.2 million during the three-month period ended March 31, 2017 to a loss of $0.7 million during the same period in 2018. This decrease is mainly explained by the result of the valuation of soybean and corn forward contracts which generated a higher loss in 2018 due to an increase in prices during the period.

General and Administrative Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2018 (Unaudited)	(905)	(1,310)	(391)	(40)	(7,651)	(4,875)	(15,172)
2017 (Unaudited)	(673)	(1,125)	(239)	(43)	(6,865)	(5,072)	(14,017)
Our general and administrative expenses increased 8.2%, from $14.0 million during the three-month period ended March 31, 2017 to $15.2 million during the same period in 2018. The increase is mainly explained by higher bonuses paid in the Sugar, Energy & Ethanol business during the three month period ended March 31, 2018 when compared to the same period in 2017.

Selling Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2018 (Unaudited)	(1,401)	(2,593)	(60)	(43)	(12,219)	(10)	(16,326)
2017 (Unaudited)	(1,032)	(3,085)	(239)	(4)	(11,606)	(48)	(16,014)
Selling expenses remained essentially unchanged, due to:
•$0.6 million increase in our Sugar, Ethanol and Energy segment due to higher taxes as a consequence of higher mix of ethanol sales in the three month period ended in March 31, 2018 compared to the same period of 2017.
•$0.4 million increase in our Crops segment due to higher volume of grains sold during the three month period ended in March 31, 2018 compared to the same period of 2017
Partially offset by,
•$0.5 million decrease in our Rice segment due to the lower volume of white rice sold during the three month period ended in March 31, 2018, compared to the same period of 2017.

Other Operating Income, Net

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2018 (Unaudited)	(5,214)	135	(22)	(2)	24,033	6	18,936
2017 (Unaudited)	2,160	174	250	(161)	10,887	(38)	13,272
Other operating income increased from $13.3 million during the three-month period ended March 31, 2017 to $18.9 million during the same period in 2018, primarily due to:

•	a $13.1 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions;
Partially offset by:

•	a $7.4 million decrease in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.
Other operating income, net of our Rice, Dairy, All other segments, Land Transformation and Corporate segments remained essentially unchanged.

Financial Results, Net
Our financial results, net decreased from a loss of $17.3 million during the three-month period ended March 31, 2017 to a loss of $25.2 million during the same period in 2018. This was mainly due to (i) the 153.7% increase in foreign exchange losses, from $3.7 million during the three-month period ended March 31, 2017 to $9.3 million during the same period in 2018 and (ii) the 415.5% decrease in cash flow hedge - transfer from equity, from a positive result of $0.7 million during the three month period ended March 31, 2017 to a negative result of $2.1 million during the same period in 2018. These results were mainly due to the 3.1% and 30.9% depreciation of the Brazilian Real and the Argentine Peso respectively.

The following table sets forth the breakdown of financial results for the periods indicated:

	Three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)	% Change (Unaudited)
	(In $ thousands)
Interest income	2,463	1,422	73.2%
Interest expense	(13,630)	(13,253)	(2.8)%
Foreign exchange losses, net	(9,348)	(3,684)	(153.7)%
Cash flow hedge – transfer from equity	(2,101)	666	(415.5)%
Loss from interest rate /foreign exchange rate derivative financial instruments	(1,458)	(1,703)	14.4%
Taxes	(1,050)	(517)	(103.1)%
Other Expenses net	316	(261)	221.1%
Total Financial Results	(25,211)	(17,330)	(45.5)%

Income Tax expense
Current income tax charge totaled a loss of $3.7 million during the three-month period ended March 31, 2018, which equates to a consolidated effective tax rate of 30.3%. For the same period in 2017, we registered an income tax loss of $3.8 million. In 2018, we recorded non-taxable income in the amount of $0.4 million. In 2017, the effective tax rate was 39.0% based on non-deductible expenses in Brazil and Uruguay for an amount of 0.5 million

Profit for the period
As a result of the foregoing, our net income during the three-month period ended March 31, 2018 increased $2.6 million, from a gain of $6.0 million during the same period in 2017 to a gain of $8.5 million in 2018.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Three-month period ended March 31, 2018 and 2017

The table below reflects our statements of Cash Flow for the three-month period ended March 31, 2018 and 2017.

	Three-month period ended March 31,
	2018	2017
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	269,195	158,568
Net cash used by operating activities	(4,765)	(8,469)
Net cash used in investing activities	(61,367)	(56,992)
Net cash (used by) / generated by financial activities	(17,857)	140,178
Effect of exchange rate changes on cash and cash equivalent	(1,431)	(1,964)
Cash and cash equivalent at the end of the period	183,775	231,321

Operating Activities
Period ended March 31, 2018
Net cash used by operating activities was $4.8 million for the three-month period ended March 31, 2018. During this period, we generated a net profit of $8.5 million that included non-cash charges relating primarily to depreciation and amortization of $24.5 million, losses from interest and other expenses, net of $11.2 million, losses from foreign exchange, net of $9.3 million and $2.1 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain from derivative financial instruments of $16.6 million and initial recognition and changes in fair value of non-harvested biological assets unrealized of $9.3 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $38.5 million, primarily due to an increase of $32.4 million in trade and other receivables, an increase in inventories of $17.8 million, a decrease of $13.7 million in trade and other payables. All these effects were partially offset by a decrease of $12.6 million in derivative financial instruments, a decrease of $9.3 million in biological assets and an increase of $3.7 million in payroll and social security liabilities.

Period ended March 31, 2017
Net cash used by operating activities was $8.5 million for the three-month period ended March 31, 2017. During this period, we generated a net profit of $6.0 million that included non-cash charges relating primarily to depreciation and amortization of $17.6 million, losses from interest and other expenses, net of $12.0 million and losses from foreign exchange, net of $3.7 million. All these effects were partially offset by a gain from derivative financial instruments of $14.6 million and initial recognition and changes in fair value of non-harvested biological assets unrealized of $5.8 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $32.5 million, primarily due to an increase of $20.9 million in trade and other receivables, a decrease of $28.5 million in trade and other payables. All these effects were partially offset by a decrease of $8.1 million in derivative financial instruments and an increase of $3.9 million in payroll and social security liabilities.

Investing Activities

Period ended March 31, 2018

Net cash used in investing activities totaled $61.4 million in the three-month period ended March 31, 2018, primarily due to $17.8 million related to the renewal and expansion of our sugarcane plantation and $44.6 million related to the purchase of agricultural and industrial equipment. All these effects were partially offset by Interest received of $2.5 million.

Period ended March 31, 2017

Net cash used in investing activities totaled $57.0 million in the three-month period ended March 31, 2017, primarily due to $18.3 million related to the renewal and expansion of our sugarcane plantation and $40.3 million related to the purchase of agricultural and industrial equipment, totaling $58.5 million.

Financing Activities

Period ended March 31, 2018

Net cash used by financing activities was $17.9 million in the period ended March 31, 2018, primarily derived from the net incurrance of long and short term borrowings in the amounts of $18.1 million, interest paid of $21.0 million and re-purchased of own shares of $13.5 million.

Period ended March 31, 2017

Net cash provided by financing activities was $140.2 million in the period ended March 31, 2017, primarily derived from the incurrence of a new syndicated long term loan lead by Rabobank and ING among others in the amounts of $149.8 million and short term loan of $52.6 million, respectively, mainly for our Brazilian Sugar, Ethanol and Energy business. This effect was partially offset by net payments of long term borrowings in the amounts of $45.6 million and interest paid for $10.0 million.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of March 31, 2018, our cash and cash equivalents amounted to $183.8 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	March 31, 2018	December 31, 2017
	(unaudited)
Fixed rate:
Less than 1 year	140,993	132,998
Between 1 and 2 years	30,595	35,762
Between 2 and 3 years	19,213	20,097
Between 3 and 4 years	19,233	20,130
Between 4 and 5 years	10,953	16,310
More than 5 years	495,844	495,754
	716,831	721,051
Variable rate:
Less than 1 year	43,649	21,833
Between 1 and 2 years	22,764	22,871
Between 2 and 3 years	18,046	17,945
Between 3 and 4 years	14,718	18,215
Between 4 and 5 years	10,216	11,164
More than 5 years	2,226	4,774
	111,619	96,802
	828,450	817,853

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

During 2018 and 2017 the Company was in compliance with all financial covenants.

Short-term Debt.

As of March 31, 2018, our short term debt totaled $184.7 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

During the three-month period ended March 31, 2018, our capital expenditures totaled $62.7 million. Our capital expenditures consisted mainly of purchases of property, plant and equipment, mainly related to the renewal and expansion of our sugarcane plantation $17.8 million, and $44.9 million related to purchase of agricultural and industrial equipment, totaling $62.7 million.